# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repay Holdings Corporation, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3060 Peachtree Road NW, Suite 1100, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 03/11/2026
Filed by CIK 0001782423
Persons authorized to receive notices and communications: David W. Ghegan, Esq., Troutman Pepper Locke LLP, 600 Peachtree Street, NE Suite 3000, Atlanta, Georgia (GA), 30308, (404) 885-3000

## Reporting persons
- John A. Morris, Sr. (CIK 0001782423): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,182,845; shared voting power 1,115,146; sole dispositive power 4,355,300; shared dispositive power 2,942,691; aggregate amount beneficially owned 7,297,991 (8.2% of the class)
- JOSEH Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,402,438; shared voting power 0; sole dispositive power 3,402,438; shared dispositive power 0; aggregate amount beneficially owned 3,402,438 (3.8% of the class)
- JAM Family Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Georgia (GA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,000; shared voting power 0; sole dispositive power 15,000; shared dispositive power 0; aggregate amount beneficially owned 15,000 (0.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Repay Holdings Corporation
Address of issuer's principal executive offices: 3060 Peachtree Road NW, Suite 1100, Atlanta, Georgia (GA), 30305
Comment: This Amendment No. 7 ("Amendment No. 7") to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of Repay Holdings Corporation, a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 22, 2019, as amended by Amendment No. 1 filed with the SEC on October 4, 2019, Amendment No. 2 filed with the SEC on January 3, 2020, Amendment No. 3 filed with the SEC on February 4, 2021, Amendment No. 4 filed with the SEC on February 8, 2022, Amendment No. 5 filed with the SEC on May 23, 2022 and Amendment No.6 filed with the SEC on February 9, 2023 (as amended, the "Schedule 13D"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 7. Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by John A. Morris, Sr., a United States citizen, JOSEH Holdings, LLC, a Georgia limited liability company ("Holdings LLC"), JAM Family Investments, Inc., a Georgia corporation ("Investments Inc." and together with Mr. Morris and Holdings LLC, the "Reporting Persons").

The securities reported herein are held directly by Mr. Morris, Holdings LLC, Investments Inc., The Morris Dynasty Family Trust dated April 30, 2024 (the "Morris Family Trust"), The John A. Morris Irrevocable Trust #1 (the "Irrevocable Trust") and The 2018 JAM Family Charitable Trust dated March 1, 2018 (the "JAM Trust"). Mr. Morris owns all of the voting ownership interests of Holdings LLC and serves as the sole member of Holdings LLC's board of managers, and serves as the sole member of Investments Inc.'s board of directors, and is the sole trustee of the JAM Trust. The Morris Family Trust owns all of the voting shares of Investments Inc. Mr. Morris's spouse is the trustee of the Irrevocable Trust and Mr. Morris, his spouse and descendants are the beneficiaries of the Irrevocable Trust. Mr. Morris's spouse is the also trustee of the Morris Family Trust and Mr. Morris's spouse and descendants are the beneficiaries of the Morris Family Trust. Mr. Morris's spouse has voting and dispositive power over the shares owned by the Irrevocable trust and the Morris Family Trust.

The principal business address for each Reporting Person is c/o Repay Holdings Corporation, 3060 Peachtree Road NW, Suite 1100, Atlanta, GA 30305.
Residence or business address: Item 2(b) of the Schedule 13D is hereby amended and restated as follows: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Present principal occupation or employment: The principal business of Mr. Morris is serving as the Chief Executive Officer and a director of the Issuer. The principal business of each of Holdings LLC and Investments Inc. is serving as a holdings vehicle of securities for the benefit of Mr. Morris and his family.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Item 2(f) of the Schedule 13D is hereby amended and restated as follows: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by the following:

On March 19, 2023, Mr. Morris acquired 530,179 shares of restricted Class A Common Stock that vest in four equal installments commencing on March 19, 2024. On May 31, 2023, Mr. Morris acquired 1,000 shares of Class A Common Stock under the Repay Holdings Corporation 2021 Employee Stock Purchase Plan (the "ESPP") for a weighted average price of $5.38. On February 19, 2024, Mr. Morris acquired 408,291 shares of restricted Class A Common Stock that vest in four equal annual installments commencing on February 19, 2025. On May 10, 2024, Mr. Morris transferred 1,028,385 shares of Class A Common Stock to the Morris Family Trust for no consideration. On February 12, 2025, Mr. Morris acquired 93,871 shares of Class A Common Stock that became earned and vested in respect of performance-based restricted stock units. On March 5, 2025, Mr. Morris acquired 520,000 shares of restricted Class A Common Stock that vest in four equal annual installments commencing on March 5, 2026. On May 14, 2025, Holdings LLC acquired 163,041 shares of Class A Common Stock at a weighted average price of $4.20. On May 15, 2025, the Irrevocable Trust acquired 86,761 shares of Class A Common Stock at a weighted average price of $3.89. On March 11, 2026, Mr. Morris acquired 968,309 shares of restricted Class A Common Stock that vest in four equal annual installments commencing on March 11, 2027.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 85,880,982 shares of Class A Common Stock outstanding as of March 4, 2026, as reported in the Issuer's Form 10-K filed with the SEC on March 9, 2026, plus the shares of Class A Common Stock underlying any Post-Merger Repay Units held by the Reporting Persons (and the JAM Trust, the Irrevocable Trust and the Morris Family Trust), as applicable.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof: (a) Holdings LLC directly holds 3,149,397 Post-Merger Repay Units and 253,041 shares of Class A Common Stock, (b) the JAM Trust directly holds 338,444 Post-Merger Repay Units, (c) Investments Inc. directly holds 15,000 shares of Class A Common Stock, and (d) Mr. Morris directly holds 170,688 Post-Merger Repay Units and 2,256,275 shares of Class A Common Stock (of which 1,827,545 are unvested restricted shares of Class A Common Stock subject to time-based vesting conditions). As of the date hereof: The Irrevocable Trust directly holds 86,761 shares of Class A Common Stock and the Morris Family Trust directly holds 1,028,385 shares of Class A Common Stock. Mr. Morris's spouse serves as the trustee of each of the Irrevocable Trust and the Morris Family Trust. Mr. Morris disclaims beneficial ownership of the shares owned by the Irrevocable Trust and the Morris Family Trust except to the extent of any of his pecuniary interest therein.

Pursuant to the terms of the Exchange Agreement (as defined below), Post-Merger Repay Units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash.

All of the shares of restricted Class A Common Stock held by Mr. Morris provide Mr. Morris with voting rights over such shares, subject to the terms of his award agreements. Therefore, Mr. Morris may be deemed to beneficially own such shares of restricted stock held by him.

Mr. Morris owns all of the voting ownership interests of Holdings LLC and serves as the sole member of Holdings LLC's board of managers, and serves as the sole member of Investments Inc.'s board of directors, and is the sole trustee of the Trust. The Morris Family Trust owns all of the voting shares of Investments Inc. Therefore, Mr. Morris may be deemed to be the beneficial owner of the securities held by Holdings LLC, Investments Inc. and the JAM Trust.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Except as set forth in this Schedule 13D and below, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

On February 19, 2026, Mr. Morris surrendered 32,191 shares of Class A Common Stock, for a weighted average price of $3.14, to cover his tax liability in connection with the vesting of shares of time-based restricted stock previously reported. On February 23, 2026, Mr. Morris surrendered 12,140 shares of Class A Common Stock, for a weighted average price of $3.06, to cover his tax liability in connection with the vesting of shares of time-based restricted stock previously reported. On March 5, 2026, Mr. Morris surrendered 38,402 shares of Class A Common Stock, for a weighted average price of $3.03, to cover his tax liability in connection with the vesting of shares of time-based restricted stock previously reported.

## Signatures
- John A. Morris, Sr.: /s/ John A. Morris, John A. Morris (03/13/2026)
- JOSEH Holdings, LLC: /s/ John A. Morris, John A. Morris, Manager (03/13/2026)
- JAM Family Investments, Inc.: /s/ John A. Morris, John A. Morris, President (03/13/2026)